SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2022

 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On November 28, 2022, Mr. Yaron Eitan, notified Nano Dimension Ltd. (the “Registrant”) of his resignation from his position as a member of the Board of Directors of the Registrant. Ms. Eitan’s resignation was not related to any disagreement with the Registrant on any matter relating to the Registrant’s operations, policies or practices.

On December 2, 2022, the Registrant appointed Mr. Nisan Cohen to its Board of Directors. Attached hereto and incorporated herein is the Registrant’s press release issued on December 2, 2022, titled “Dr. Nisan Cohen, ex-Founder/CEO of Tower Semiconductor, Joins Nano Dimension’s Board of Directors.”

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520 and 333-248419) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on December 2, 2022, titled “Dr. Nisan Cohen, ex-Founder/CEO of Tower Semiconductor, Joins Nano Dimension’s Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: December 2, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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